UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Results for the year to September 2008

BBVA increases net profit 9.1% to €4.32bn excluding non-recurrent items

The Group outperforms in Europe and Spain, based on ample liquidity, a strong capital base, a low default ratio, recurrent earnings, cost controls and efficiency, and high profitability

Ø Operating profit rose 14.1%, supported by recurrent revenues. Net interest income was up 25.5% and core revenues were up 18.5%

Ø The Group continues to be one of the top European banks in terms of return on equity (ROE), which stands at 24.8%, and return on assets (ROA) at 1.21%. In addition it is one of few banks at international level to increase interim dividends 10%.

Ø BBVA has pushed ahead with its Transformation Plan, improving efficiency to
40.2% compared to 41.8% a year earlier

Ø The increase in net attributable profit was achieved despite a 51.3% rise in loan-loss provisions (to €2 billion), in line with BBVA's policy of maximum prudence

Ø BBVA's non-performing loan (NPL) situation is above average compared to the
Spanish and European banking sectors: its NPL ratio is 1.54% and its coverage ratio is 127%

Ø BBVA’s capital base is particularly strong, with core capital at 6.4% and Tier
1 capital at 7.8%. In addition it has €3.58 billion in non-specific provisions and €1.85 billion in latent capital gains.

Ø The Spain & Portugal Area increased operating profit 11.7% and its net attributable profit rose 10.2% to €1.97 billion

Ø Wholesale Banking & Asset Management lifted operating profit 20.9% and net attributable profit rose 14.8% to €741m

Ø In local currency Mexico increased operating profit 19.9% and net attributable profit grew 16.3% to €1.53 billion

Ø The United States Area moved ahead with integration, contributing €517m in operating profit and €262m in net attributable profit excluding amortisation of intangibles

Ø South America increased operating profit 28.1% in local currencies and net attributable profit rose 17.7% to €539m

BBVA earned €1.39 billion in third quarter, which was one of the most complex periods in the history of the international financial system. For the year to
September, net attributable profit excluding non-recurrent items came to €4.32 billion, up 9.1% compared to the same period last year. As a result BBVA maintains its superior performance in the generation of recurrent earnings and the strength of its capital base. In fact it increased net interest income
25.5%, core revenues rose 18.5% and operating profit was up 14.1%. These figures reflect its ability to continue generating earnings in the present circumstances. Furthermore BBVA is outperforming other banks owing to its notable liquidity, strong capital base and better risk controls. Compared to competitors, its non-performing loan ratio is low (1.54%) and coverage is high
(127%). In summary, BBVA has become one of the strongest banks at global level in the present complex scenario.

In the third quarter the particularly difficult environment for the international financial community obliged governments in major countries to take extraordinary measures. Nonetheless and despite these adverse conditions, BBVA once again demonstrated its ability to deliver a superior performance, leaving it stronger than its competitors.

All business areas contributed to this goal, demonstrating the strength of a business model focused on customers and based on long-term relationships of shared knowledge and mutual trust. Furthermore all the areas, in their respective segments, maintained advantages with respect to their competitors in terms of revenue, efficiency, profitability, non-performing loans and loan-loss coverage.

This comparably better performance can be seen in numerous indicators of the
Group's strength:

§ At the end of September BBVA continued to be highly profitable. Return on equity (ROE) stands at 24.8% and the return on assets (ROA) is 1.21%.

§ It has increased its second interim dividend, paid on 10th October, by 10% in contrast to the cutbacks and capital increases at other international banks.

§ It has improved efficiency (measured by the cost/income ratio excluding
Compass), from 41.8% to 40.2% thanks to its transformation plan.

§ Core capital has been strengthened to 6.4% and the Tier 1 ratio is now 7.8%
due to its organic generation of fresh capital.

§ It holds €1.85 billion in capital gains and €3.58 billion in excess generic loan-loss provisions.

§ All business areas have improved their operating profit and net attributable profit by more than 10%.

In line with its policy of maximum prudence and rigour in risk management, BBVA increased loan-loss provisions in the first nine months 51.3% to €1.99 billion
(€1.32 billion in the same period last year). Despite this it was still able to achieve the above increase in net attributable profit.

Unless otherwise stated the following remarks exclude non-recurrent earnings of
€180m in the year to September (€794m in the same period last year) because this will provide a clearer picture of the Group’s performance. If these non-recurrent items are taken into account the net attributable profit for the year to September comes to €4,501m, a decline of 5.4% year-on-year and it improves on the decline of 7.9% in June caused by lower non-recurrent items.

The most significant aspects of the Group’s performance in the third quarter and in the nine months to September are summarised below:

Ø Net attributable profit excluding non-recurrent items for the first nine months of 2008 rose 9.1% year-on-year to €4,321m. Excluding the effect of exchange rates, the increase in profit is 13.7%.

Ø Earnings per share increased 4.2% to €1.16, compared to €1.12 last year. This is slightly less than the increase in profit owing to the capital increase in
2007. ROE stands at 24.8% and ROA is 1.21%. Including non-recurrent items, earnings per share increase to €1.21, ROE is 25.5% and ROA 1.24%.

Ø As in previous quarters recurrent earnings are the main source of the Group's profit. Net interest income grew 25.5% year-on-year and core revenues were up
18.5%.

Ø General administration expenses increased 12.8% but they grew more slowly compared to previous quarters. Therefore efficiency, measured by the cost/income ratio including depreciation, came to 42.5% (40.2% excluding Compass), compared to 41.8% for the first nine months of last year. Operating profit was up 14.1%
to €8,209m (up 19.0% at constant exchange rates).

Ø Transfers to loan-loss provisions increased 51.3%, reflecting the increases in non-performing loans that occurred in recent quarters, because the Group continues to be extremely prudent.

Ø The Group's asset quality continues to be high despite the complex environment. The non-performing loan ratio is 1.54%, which is lower than most banks in BBVA’s peer group. The coverage ratio is also high (127%). At present coverage funds stand at €8,310m of which €5,804m is generic (€5,642m at the same point last year).

Ø Because of its conservative risk profile, BBVA has still not had to make any significant asset provisions linked to instability of the financial markets. And it has not carried out any type of portfolio reclassification related to the latest modification of IAS 39.

Ø At the end of September the Group still held latent capital gains of €1,849m in its portfolios of equity holdings despite the depressed markets and the capital gains materialised in recent years.

Ø In accordance with Basel II rules, at 30-Sep-08 the Group’s capital base ratios were as follows: the core capital ratio is 6.4% (up slightly compared to
6.3% at 30-Jun-08), Tier 1 also rose 10 basis points to 7.8% and the BIS ratio was 12.3%.

Ø At a time when other banks are cutting back dividends, BBVA’s second interim dividend against 2008 earnings, paid on 10th October, was 10% higher at €0.167 per share.

Ø Net interest income in the Spain & Portugal Area for the first nine months rose 11.0% year-on-year. Lending was up 3.6%, balance-sheet customer deposits increased 6.3%. Ordinary revenues increased 7.3% whereas expenses declined 0.4%
thanks to the area’s transformation plan. Thus efficiency improved and operating profit rose 11.7%. This lifted net attributable profit 10.2% to €1,966m.

Ø Despite the turbulence in financial markets the Wholesale Banking & Asset
Management Area continued to generate recurrent earnings on business with customers. This boosted ordinary revenues 27.3% year-on-year, operating profit was up 20.9% and net attributable profit rose 14.8% to €741m for the first nine months.

Ø In Mexico there was an important increase in lending and deposits (up 14.9%
and 13.5%, respectively, in local currency), lifting net interest income 15.4%
at constant exchange rates. Expenses rose at a slower pace therefore operating profit increased 19.9% and net attributable profit was up 16.3% to €1,531m for the first nine months.

Ø Lending in the United States increased 12.6% and customer deposits were up
4.7%. As a result it contributed €517m to operating profit and €184m to net attributable profit (€262m excluding the amortisation of intangibles). Moreover during the third quarter Texas State Bank was successfully integrated with
Compass, making further progress in establishing the BBVA Compass brand. The USA integration plan concludes in November with Laredo National Bank.

Ø In South America lending increased 21.7% and customer funds were up 16.8%
year-on-year in local currencies. This helped net interest income to grow 34.3%
and operating profit rose 28.1%. After higher loan-loss provisions linked to the increase in lending, net attributable profit for the year to September came to
€539m (up 17.7% at constant exchange rates).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/29/2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer